NEWS RELEASE
                                                 Contact:   Richard M. Lemanski
                                                            U.S. 1 203 625 3604
                                                            rlemanski@stolt.com

                                                            Valerie Lyon
                                                            UK 44 20 7611 8904
                                                            vlyon@stolt.com


            Nutreco Holding N.V. and Stolt-Nielsen S.A. Plan Merger
                        of Global Fish Farming Operations

          New stand-alone company to be the undisputed world leader in aquaculture

London, England - September 13, 2004 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) and the Dutch company Nutreco Holding N.V. announced today the signing of a Memorandum of Understanding to merge their worldwide fish farming, processing and marketing-sales operations into a stand-alone, independently financed new business entity. It is the intention that after the merger Nutreco will hold a 75% stake and Stolt-Nielsen 25% in the world's largest aquaculture company. The new company will be named Marine Harvest.

Following the merger the company will be well capitalized and have a strong balance sheet enabling Marine Harvest to have its own independent financing. After finalizing the integration process, Marine Harvest intends to pursue an Initial Public Offering (IPO) at the appropriate time.

The new Marine Harvest will incorporate annual sales of approximately EUR 1 billion in salmon, salmon trout and other farmed fish and will possess a high quality product portfolio including species such as cod, halibut, sturgeon, tilapia, barramundi and yellowtail. It is expected that this segment of species other than salmon will grow to 10% of sales in 2007. Marine Harvest will employ over 6,000 employees.

Marine Harvest will be headed by Mr. Hans den Bieman, currently chief operating officer of Nutreco Aquaculture. He and his staff will be based in the Netherlands.

The transaction will be subject among other things to the approval of an Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., normal due diligence, applicable regulatory and competition authorities' requirements and other transaction agreements. Both companies will consult their works councils and unions. The boards of directors of the two companies have approved the signing of the Memorandum of Understanding. The transaction is expected to be closed in the first half of 2005.

The coming months both partners will jointly work out a detailed plan for the merger, the structure of the new organisation and the appointment of the management team.

Mr Hans den Bieman: "The new Marine Harvest will be the undisputed global leader in farmed salmon and other fish species that are highly appreciated by consumers worldwide for their taste, nutritional value and health benefits. We will bring together best practices in customer services, innovative product development and value-added processing, cost efficiency and business development of other farmed fish species. Marine Harvest will be uniquely capable of meeting the needs of the world's buyers of quality seafood products, such as international retail chains, food service companies and food industry. We expect this merger to strengthen our position throughout the value chain and to create value for both our customers and investors."

"The new Marine Harvest will benefit from substantial synergies in the farming, marketing and sales operations of the combined businesses. These global synergies will enable the company to reduce costs and to build competitive advantage by driving improvements in its farming operations, logistics, product mix and market penetration," said Mr. Den Bieman. "We are excited about this merger," stated Mr Niels G. Stolt-Nielsen, chief executive officer of Stolt-Nielsen S.A. "The new Marine Harvest will bring together under one roof two outstanding companies to create a powerful global player in the aquaculture business. It will be a financially strong and viable company led by experienced, knowledgeable managers who firmly believe in the business of aquaculture and its future. Stolt-Nielsen S.A. is pleased to continue its involvement in aquaculture by joining forces with a major player who shares our vision of the industry going forward."

Mr. Wout Dekker, Nutreco's chief executive officer, said that on the basis of the earlier announced strategic review of his company, the planned merger proves to be the best option to unlock value. "An independent and financially solid Marine Harvest will further extend its leadership in the promising aquaculture industry. At the same time we will be able to create more opportunities for growth and development for Nutreco's Agriculture businesses and its global fish feed business Skretting. In that sense the planned transaction works both ways for our company."

"Nutreco and Stolt have long recognized the need for further consolidation in the industry," added Mr. Dekker. "We expect the merger to act as a catalyst for the awaited restructuring of the international salmon industry."

Stolt Sea Farm Holdings Plc with headquarters in Oslo in Norway employs currently 2,500 people and has farming operations in Norway, Scotland, Spain, Chile, Canada and Australia. Stolt-Nielsen S.A. will retain its turbot and bluefin tuna operations. Nutreco's current Marine Harvest organization with its headquarters in Amersfoort, the Netherlands, employs about 4,200 people worldwide and has production operations in Norway, Chile, Scotland, Ireland, Canada, Japan and Australia.

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             Conference Call for the media        Conference Call for Financial         PostView Facility
                                                           Analysts
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
Date & Time      Monday, September 13, 2004        Monday, September 13, 2004        Available directly after the
                    5AM EDT (10AM BST)             10AM EDT (3PM BST) (4PM                   conference
                       (11AM CET)                           CET)                          Until 5:00PM EDT
                                                                                       on Wednesday 15, 2004
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                 + 1 800 263 8506 (in U.S.)       + 1 800 946 0720 (in U.S.)
                 + 1 719 457 2681 (outside        + 1 719 457 2646 (outside           + 1 888 203 1112 (in U.S.)
Phone            (U.S.)                           U.S.)                               + 1 719 457 0820 (outside
                 + 44 (0) 800 899 354 (in U.K.)   + 44 (0) 800 899 354 (in U.K.)                U.S.)
                 + 47 8001 5504 (in Norway)       + 47 8001 5505 (in Norway)
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Reservation
  Number                 846326                             878943
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Replay Passcode          846326                             878943
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   Live Webcast conference call is available via the company's Internet site
         www.stolt-nielsen.com A playback Webcast of the conference call commences 2 hours after the calls on both company's internet sites.

          Photo of the signing of the Memorandum of Understanding with both CEOs is available on the website of both companies
                    (photo library) www.stolt-nielsen.com and
                                www.nutreco.com.

About Stolt-Nielsen S.A.
------------------------
Stolt-Nielsen S.A. (NasdaqNM:SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. (www.stolt-nielsen.com)

Stolt-Nielsen S.A. Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the ability of SNSA to negotiate the definitive agreements for the Marine Harvest/Stolt Sea Farm transaction with Nutreco; the final terms of the Marine Harvest/Stolt Sea Farm transaction; the ability of SNSA and Nutreco to complete the Marine Harvest/Stolt Sea Farm transaction; the terms, conditions and amount of our indebtedness; our ability to comply with our financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and

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
businesses in which we operate; the outcome of legal proceedings and our status in the U.S. Department of Justice amnesty program; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements, which only speak as of the date of this press release. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances as of the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.

About Nutreco Holding N.V.
Nutreco Holding N.V. (Amsterdam Stock Exchange: NUO) is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organized into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Nutreco has headquarters in the Netherlands and has more than 120 productions and processing plants in 22 countries with almost 13,000 employees. Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext). (www.nutreco.com)

Contact:
Richard M. Lemanski
U.S. 1 203 625 3604
rlemanski@stolt.com

Valerie Lyon
UK 44 20 7611 8904
vlyon@stolt.com

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